UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant’s name into English)

481 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F 🗷

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, dated March 31, 2025, with an effective date of March 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: March 31, 2025	/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary